UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 14, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

May 6, 2008

3.	NEWS RELEASE

The press release announcing this material change was issued on May 6, 2008 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on May 6, 2008 that its Board of Directors had approved an increase in the Company’s quarterly dividend to shareholders.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

In 2002, Methanex announced that its Board of Directors had approved the commencement of a quarterly dividend to shareholders. The first quarterly dividend of US$0.05 per share was paid on September 30, 2002. Also in the announcement, the Company stated the belief that such a dividend could be sustained and built upon over time. Since the first quarterly dividend was paid in 2002, Methanex has announced an increase to the dividend in each of 2003, 2004, 2005, 2006 and 2007.

On May 6, 2008, Methanex announced that its Board of Directors had approved a further 11 percent increase in the Company’s quarterly dividend to shareholders from US$0.14 per share to US$0.155 per share. This increase will apply commencing with the dividend payable on June 30, 2008 to holders of common shares of record on June 16, 2008.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

9.	DATE OF REPORT

May 12, 2008
METHANEX CORPORATION

/s/ Randy Milner Name: Randy Milner
Title: Senior Vice President, General Counsel and Corporate Secretary